M E M O R A N D U M

Dominion Shareholder Proposal Item #6

Request Dominion to Become Benefit Corporation

Dominion Energy, Inc.

Dominion’s opening to their 2023 proxy statement:

“We are committed to safely providing reliable, affordable and sustainable energy and to achieving Net Zero carbon and methane emissions by 2050, protecting the environment, serving our customers and communities and creating value for our shareholders.”

This sounds well-meaning and innocuous, but in fact it demonstrates the fundamental conflict of interest Dominion has. As an investor-owned corporation, Dominion is mandated to maximize return in order to “create value for shareholders.” There is ample evidence that Dominion cannot accomplish their other stated goals while maximizing their short-term return, as described below. Despite the severity of the climate crisis, Dominion is not prioritizing the reduction of the greenhouse gas (GHG) emissions that threaten global well-being and the critical systems that support all the investments of its shareholders. Conversion to a public benefit corporation as permitted under Virginia Code would clarify that other goals could be prioritized, such as limiting planetary warming, meeting state clean energy mandates, and serving the most vulnerable members of their customer base.

Despite the above quote in the 2023 proxy stating Dominion’s goal to decarbonize by 2050, the actual mandate in the Virginia Clean Economy Act, established in Virginia legislation in 2020, requires Dominion to produce electricity from 100% carbon-free sources by 20451, not 2050. Dominion shows in their own plans that they will violate that, estimating GHG emissions more than doubling between 2021 and 2048.2

Reasons to Vote For Shareholder Proposal, Item #6

A vote for this proposal will lead to:

●	Reducing litigation and regulatory risk against management and shareholders for pursuing anything other than short term return on investment
●	Improved returns for diversified investors -- benefits to overall market return result from companies making better decisions regarding social and environmental systems while reducing litigation or regulatory risk

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1 https://lis.virginia.gov/cgi-bin/legp604.exe?201+sum+HB1526

2 https://bluevirginia.us/2023/07/dominion-energys-climate-numbers-dont-add-up

●	Improving Dominion’s relationship with the Virginia State Corporation Commission (SCC), which frequently rules against Dominion’s whole-hearted pursuit of profit before all else
●	Improving Dominion’s relationship to the public and their customers, which is currently highly strained, harming Dominion’s overall reputation and corporate health
●	Avoiding the risk that public backlash against Dominion could proceed as far as calling for a public referendum on converting Dominion to a publicly-owned non-profit
●	Avoiding stock price decay due to the conflicts Dominion currently has with the SCC, customers and state legislature
●	Building trust with Dominion’s customers as they see that the utility has more than a singular profit motive
●	Enhancing Dominion’s environmental performance in terms of mitigating carbon emission, climate change and sea level rise

Proposal

This proposal asks the board to take steps to convert Dominion Energy to a benefit corporation. A benefit corporation operates just like a conventional corporation, except that it can also make decisions that promote the interests of stakeholders, such as employees and communities, without the concern that it needs to justify those decisions based on increasing financial returns.

The text that would be added to the governing documents would read something like the following: “… [The Directors] shall give due consideration to the following factors, including, but not limited to, the long-term prospects and interests of the Company and its shareholders, and the social, economic, legal, or other effects of any action on the current and retired employees, the suppliers and customers of the Company or its subsidiaries, and the communities and society in which the Company or its subsidiaries operate, (collectively, with the shareholders, the “Stakeholders” ), together with the short-term, as well as long-term, interests of its shareholders and the effect of the Company’s operations (and its subsidiaries’ operations) on the environment and the economy of the state, the region and the nation.”

Rationale

As a traditional corporation, Dominion is subject to a legal requirement that the Board privilege its shareholders over all other concerns. The Proposal is intended to remove that as a sole requirement and instead require the Board to account for the Company’s impact on society and the environment as well for financial return. This would allow Dominion to authentically account for all its impacts, even if it meant deprioritizing financial returns to shareholders in some cases. This broader perspective would protect diversified shareholders, who absorb the Company’s negative impacts through their other investments.

Conversion to a public benefit corporation has been celebrated by Leo Strine, a leading corporate commentator of his generation and the former Chief Justice of Delaware. Chief Justice Strine has argued that conversion to benefit corporation status could resolve the contradiction between the company-first shareholder primacy of conventional corporation law and the need for corporations to account for the full impact of their business operations:

So how to resolve this legal impasse? A recent innovation offers a sensible answer. ... [T]he benefit corporation — [] puts legal force behind the idea that a business should have a positive purpose, commit to do no harm, seek sustainable wealth creation, and treat all its stakeholders with equal respect.3

Dominion Energy currently faces many risks: deterioration of public trust, deteriorating share price, conflict with state clean energy mandates, conflict with the Virginia State Corporation Commission, and inability to meet its own sustainability goals. Becoming a benefit corporation would ameliorate many of these risks and allow Dominion to make decisions in accordance with long-term company health.

Background

The Institute for Local Self-Reliance has put together a powerful summary of why utilities should be public benefit corporations:

Most of today’s investor-owned electric utilities retain their century-old monopoly, but insufficient regulation has often left the public good by the wayside. Instead, investor-owned electric utilities (IOUs) have kept a laser focus on shareholders’ returns. They have built large, unnecessary fossil-fueled power plants when more energy-efficient approaches would cut consumers’ costs. They try to change electric rates in ways that harm the poor and elderly, then use public funds to help the indigent pay their bills. They spurn rooftop solar and customer-owned power generation.

The regulatory scheme 20th century utility innovator Samuel Insull imagined shaped two key profit motives for utility companies: selling more power and building more infrastructure. But neither makes sense any longer. Electricity demand has leveled off, and distributed, non-utility power generation is often less expensive than relying on utility shareholder capital.

Adding insult to the injury of the public good, investor-owned utilities frequently lobby against legislation in the public interest, from renewable energy to energy efficiency standards to community solar programs. They use their publicly-granted monopoly profits to oppose the public interest.

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3 Robert G. Eccles, Leo E. Strine, and Timothy Youmans, 3 Ways to Put Your Corporate Purpose into Action, HARVARD BUSINESS REVIEW (May 13, 2020), available at https://hbr.org/2020/05/3-ways-to-put-your-corporate-purpose-into-action

One new model is emerging, however, that offers an alternative to the traditional investor-owned utility, and aligns with fantasy of Insull’s original vision to simultaneously protect the public good. It’s the B Corp.4

From Samuel Insull’s original speech:

The misunderstandings that from time to time occur between communities and the managers of electric-lighting companies will, to my mind, disappear entirely if the relations between the two are correctly founded on the basis of public control, with corresponding protection to the corporations operating this industry. 5

State laws including Virginia are now starting to acknowledge the advantages of companies becoming benefit corporations6,7,8. And this aligns with a new swell of public support for rules that favor energy efficiency and increased reliance on renewables, as the public becomes more aware of the risks of climate change.

Political Background

In the past, Dominion has been seen as having a stronghold on the Virginia legislature, as evidenced by their lavish donations to Virginia politicians and numerous lobbyists working on their behalf. This has in general meant that the laws passed were in accordance with Dominion’s wishes. It is some measure of the public resentment of the stranglehold Dominion has over the political landscape, that a group to fight this emerged, Clean Virginia.9 Clean Virginia’s sole purpose is to loosen that stranglehold, by making it so more lawmakers are independent of Dominion funding and can make decisions based on what is best for their constituents, without any influence from Dominion funds. More and more Virginia politicians are taking the pledge not to accept Dominion money; over a third of the General Assembly at this point refuse campaign contributions from electric utilities. Another indication of the resentment against Dominion’s hold on the legislature is that a bill to prohibit Dominion from giving money to politicians was advanced by Virginia Senate lawmakers.10 This bill came about partly because of the huge growth in the amount Dominion is lavishing on politicians – more than $11M so far in this cycle, including $400,000 to the individual who scuttled the bill to prohibit utility donations to political campaigns.11 In fact, many states are looking at ways to curb utilities spending ratepayer money for political ends.12

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4 https://ilsr.org/what-if-your-electric-utility-was-a-benefit-corporation/

5 https://www.masterresource.org/edison-electric-institute/the-insull-speech-of-1898/

6 https://www.wolterskluwer.com/en/expert-insights/georgia-and-alabama-enact-benefit-corporation-laws

7 https://www.justia.com/business-operations/starting-your-own-business/business-ownership-structures/benefit-corporations-hybrid-entities/

8 https://www.corpmagazine.com/industry/sales-and-marketing/27-states-adopt-benefit-corp-laws-michigan-still-in-limbo/

9 https://www.cleanvirginia.org

10 https://www.wtkr.com/news/should-public-utility-companies-be-able-to-donate-to-virginia-political-campaigns

11 https://virginiamercury.com/2024/02/27/in-this-arms-race-the-public-loses/

12 https://energynews.us/2024/03/01/state-lawmakers-seek-to-curb-utility-spending-on-politics-ads/

Recently, the Virginia State Corporation Commission (SCC) has been weakened by having only one Commissioner rather than three, making deliberation and voting by that body problematic. On January 24, 2024, two new Commissioners were appointed by the Democrat-led General Assembly13. This should indicate that cases through the SCC will start to move more expeditiously.

This may be a boon for developers of renewable energy in the state, who have been stalled by the actions of Dominion in numerous cases before the SCC. In one astounding example of the severity of Dominion’s over-reach, Dominion in December of 2022 imposed 144 pages of regulations on interconnection of solar. Net metering interconnection parameters are strictly under SCC control, and the SCC should be the only one to impose new rules. In addition, the SCC had workgroups actively working on the development of new interconnection rules. Regardless, Dominion dropped these new rules without guidance or approval from the SCC. These new rules of Dominion’s added huge cost, complexity, and delay to the installation of solar. With much solar work at a standstill because of these new rules,14 the Virginia Distributed Solar Alliance (VA-DSA)15, protested this to the SCC in case PUR-2023-00097.16 The hearing examiner agreed with the VA-DSA that it was illegal for Dominion to institute these new parameters, and the SCC suspended the right of Dominion to impose them.17 A host of stories were published on this,18 in both local and national media.

As background, the VA-DSA was formed in 2013 to protect the rights of Virginia residents and businesses to access affordable solar power without unnecessary restrictions. This is a group of solar installers, solar developers/financiers, non-profits and environmental groups. The group was abruptly re-energized in 2023 due to the impact of Dominion’s new interconnection regulations.

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13 https://apnews.com/article/virginia-state-corporation-commission-judges-elected-f96f9f715f1b0510375d704ef30a8ab2

14 https://powerforthepeopleva.com/2023/12/06/commercial-solar-has-stalled-out-in-virginia-fortunately-theres-a-simple-fix/

15 https://vasolaralliance.org

16 https://www.scc.virginia.gov/DocketSearch#/caseDetails/144127

17 https://www.scc.virginia.gov/docketsearch/DOCS/7%25bc01!.PDF

18 https://vasolaralliance.org/media-coverage/

Dominion has also been criticized for making excess profit in its business, and several times has been censured by the SCC for this behavior. In 2018 the SCC rejected Dominion’s Integrated Resource Plan (IRP) because they did not agree with Dominion’s costs, in particular for the Atlantic Coast Pipeline.19 In 2018 the SCC also disagreed with Dominion on the cost of off-shore wind,20 and savaged the legislation that Dominion had put together on cost structuring.21 In 2020 the SCC ruled that Dominion overcharged customers by $500M.22 In 2021 Dominion was found by the SCC to have over-charged customers by over $1.1B and was forced to give back $330M of excess profit.23, 24 In 2023 the SCC and Dominion also disagreed on Dominion’s rates.25 In June 2023, The Atlantic did a feature-length story on how Dominion has been manipulating Virginia politics and profiting egregiously off rate-payers for years.26 And still in 2023 Dominion is pushing legislation to boost their profits.27

At the 2023 Virginia Clean Energy Summit28, there was open discussion in the sessions about the conflict between Dominion’s profit motive, and the ability of the company to meet the state clean energy mandates. The many clean energy developers there understood that a focus on solely profit would mean that many decisions could be made for short-term reasons that do not bode well for long-term sustainability of the state, its residents, or the company itself.

Risks

Dominion faces many risks with their current corporate culture and profit-driven approach.

Externalities threaten returns of diversified investors

The impact of excess carbon emissions on the global economy may reduce the compound annual returns of an average portfolio by 30% over the next 40 years.29

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19 https://powerforthepeopleva.com/2018/12/18/scc-cracks-opens-the-door-on-dominions-atlantic-coast-pipeline-costs/

20 https://powerforthepeopleva.com/2018/11/08/scc-rips-into-dominions-offshore-wind-pilot-approves-it-anyway/

21 https://powerforthepeopleva.com/2018/01/29/think-i-was-being-harsh-about-the-dominion-bill-read-what-the-scc-had-to-say/

22 https://www.virginiabusiness.com/article/scc-report-dominion-overcharged-customers-by-502m-in-2017-19/

23 https://www.virginiamercury.com/2021/10/18/dominion-attorney-general-and-scc-staff-reach-deal-in-contentious-rate-case/

24 https://scc.virginia.gov/docketsearch/DOCS/5y_v01!.PDF

25 https://energycentral.com/news/dominion-disputes-scc-analysis-its-proposal-dominion-disputes-scc-analysis-its-regulatory

26 https://www.theatlantic.com/ideas/archive/2023/06/plutocrat-vs-monopoly/674319/

27 https://energyandpolicy.org/dominion-energy-funded-legislators-push-bill-to-boost-the-utilitys-profits/

28 https://www.vacleanenergysummit.org

29 https://www.gic.com.sg/wp-content/uploads/2023/04/GIC-ThinkSpace-Climate-Scenario-Analysis.pdf

Investors should diversify to optimize their portfolios

It is commonly understood that investors are best served by diversifying their portfolios.30 Diversification allows investors to reap the increased returns available from risky securities while greatly reducing that risk.31 This core principle is reflected in federal law, which requires fiduciaries of federally regulated retirement plans to “diversify[] the investments of the plan.”32 Similar principles govern other investment fiduciaries.33

The performance of a diversified portfolio largely depends on overall market return

Diversification is thus required by accepted investment theory and imposed by law on investment fiduciaries. Once a portfolio is diversified, the most important factor determining return will not be how the companies in that portfolio perform relative to other companies (“alpha”), but rather how the market performs as a whole (“beta”). In other words, the financial return to such diversified investors chiefly depends on the performance of the market, not the performance of individual companies. As one work describes this, “[a]ccording to widely accepted research, alpha is about one-tenth as important as beta [and] drives some 91 percent of the average portfolio’s return.”34 As shown in the next section, the social and environmental impacts of individual companies can significantly affect beta.

Costs companies impose on social and environmental systems heavily influence beta

Over long time periods, beta is influenced chiefly by the performance of the economy itself, because the value of the investable universe is equal to the portion of the productive economy that the companies in the market represent.35 Over the long run, diversified portfolios rise and fall with GDP or other indicators of the intrinsic value of the economy. As the legendary investor Warren Buffet puts it, GDP is the “best single measure” for broad market valuations.36

But the social and environmental costs created by companies pursuing profits can burden the economy. This drag on GDP directly reduces the return on a diversified portfolio over the long term.37

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30 See generally, Burton G. Malkiel, A Random Walk Down Wall Street, W. W. Norton & Company (2016).

31 Ibid.

32 29 USC Section 404(a)(1)(C).

33 See Uniform Prudent Investor Act, § 3 (“[a] trustee shall diversify the investments of the trust unless the trustee reasonably determines that, because of special circumstances, the purposes of the trust are better served without diversifying.”)

34 Stephen Davis, Jon Lukomnik, and David Pitt-Watson, What They Do with Your Money, Yale University Press (2016).

35 Principles for Responsible Investment & UNEP Finance Initiative, “Universal Ownership: Why Environmental Externalities Matter to Institutional Investors,” Appendix IV, available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

36 Warren Buffett and Carol Loomis, “Warren Buffett on the Stock Market,” Fortune Magazine (December 10, 2001), available at https://archive.fortune.com/magazines/fortune/fortune_archive/2001/12/10/314691/index.htm.

37 See supra n.27.

The acts of individual companies affect whether the economy will bear these costs: if they increase their own bottom line by creating negative externalities, the profits earned for and capital returned to their shareholders may be inconsequential in comparison to the added costs the economy bears. Economists have long recognized that profit-seeking firms will not account for costs they impose on others, and there are many profitable strategies that harm diversified shareholders, society, and the environment.38 Indeed, in 2018, publicly listed companies around the world imposed social and environmental costs on the economy with a value of $2.2 trillion annually—more than 2.5 percent of global GDP.39 This cost was more than 50 percent of the profits those companies reported.

Company choices can threaten diversified shareholders’ financial returns, even if those decisions might benefit the company financially. The economic harm resulting from corporate behavior in externalizing their costs causes a reduced global GDP. That reduces long-term security returns, which reduces the diversified portfolio return for investors.

If Dominion were a benefit corporation, it would be able to prioritize social and economic concerns, potentially allowing it to limit the negative externalities that threaten its diversified shareholders.

Reputational risks

The people of Virginia know that climate change is here and that their coastal communities are suffering from sea level rise. They know that energy efficiency, renewable energy, and cutting out fossil fuels are the most important ways to mitigate climate change. They see Dominion, in its 2022 Climate report40 talk about commitment to net zero, and in the 2022 Sustainability report41 also say they are committed to addressing climate change and reiterating the commitment to net zero. Then in the 2023 Integrated Resources Plan (IRP),42 Dominion turned away from all of those goals and instead chose to violate the Virginia Clean Economy Act (VCEA), which was enshrined in Virginia law in 2020,43 by adding more fossil fuel-generated electricity -- maintaining coal plants open that were slated to close and building more gas plants. Dominion’s GHG emission in 2021 was 17 million metric tons, per the US EPA.44 Looking at the 2023 IRP Dominion submitted, in their preferred plans B & C, they show estimated emissions at 36 million metric tons by 204845, 46 – so more than double the 2021 emissions, after the date when they are required by the VCEA to be carbon-free.

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38 See, e.g., Kaushik Basu, Beyond the Invisible Hand: Groundwork for a New Economics, Princeton University Press (2011), p.10 (explaining the First Fundamental Theorem of Welfare Economics as the strict conditions (including the absence of externalities) under which competition for profit produces optimal social outcomes).

39 Andrew Howard, “SustainEx: Examining the social value of corporate activities,” Schroders (2019), available at https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf.

40 https://www.dominionenergy.com/-/media/pdfs/global/company/esg/2022-climate-report.pdf

41 https://sustainability.dominionenergy.com/assets/pdf/SCR-Report-2022.pdf

42 https://cdn-dominionenergy-prd-001.azureedge.net/-/media/pdfs/global/company/2023-va-integrated-resource-plan.pdf

43 https://lis.virginia.gov/cgi-bin/legp604.exe?201+sum+HB1526

44 https://www.epa.gov/ghgreporting

40 https://www.dominionenergy.com/-/media/pdfs/global/company/esg/2022-climate-report.pdf

41 https://sustainability.dominionenergy.com/assets/pdf/SCR-Report-2022.pdf

42 https://cdn-dominionenergy-prd-001.azureedge.net/-/media/pdfs/global/company/2023-va-integrated-resource-plan.pdf

43 https://lis.virginia.gov/cgi-bin/legp604.exe?201+sum+HB1526

44 https://www.epa.gov/ghgreporting

45 https://cdn-dominionenergy-prd-001.azureedge.net/-/media/pdfs/global/company/2023-va-integrated-resource-plan.pdf

46 https://bluevirginia.us/2023/07/dominion-energys-climate-numbers-dont-add-up

This 2023 IRP was widely derided. The SCC held an evidentiary hearing on Dominion’s plan in September 2023. The Hearing Examiner assigned to this case filed a report and recommendation on December 8.47 The examiner recommended that the SCC enter an order “finding the 2023 IRP is not reasonable and in the public interest.” The report cites Dominion’s decision to include 970 MW of new gas resources in the utility’s “short-term action” plan despite “the Commonwealth’s current statutory presumption against new carbon-emitting generation unit approvals.” The examiner cited recent amendments to Va. Code § 56-585.1(A). The statute, among other things, requires utilities to demonstrate that they (1) satisfied certain statutory energy efficiency targets and (2) considered energy efficiency, demand side options, and other market alternatives before proposing new fossil generating facilities. The report includes several other recommendations regarding future resource planning. The Virginia SCC rejected the IRP,48 and as of this writing a revised version has not been approved.

From Ivy Main, one of the most respected energy writers in Virginia, there was this: 49

Instead of decarbonizing in accordance with Virginia’s role in the Regional Greenhouse Gas Initiative (RGGI) and the requirements of the Virginia Clean Economy Act (VCEA), Dominion now says it must build new methane-burning plants and keep old, expensive coal plants running “beyond statutory retirement deadlines established in the VCEA.” All the alternatives examined in the IRP “assume that Virginia exits the Regional Greenhouse Gas Initiative (‘RGGI’) before January 1, 2024,” in violation of Virginia law. Most of the alternatives include the same SMRs its Climate Report recognized as unready. Compared to Dominion’s 2022 IRP update (filed just last September!), now costs have ballooned and CO2 emissions will skyrocket.

Market watchers will recall that Dominion’s stock price tanked in the fall of 2022, losing more than 30% of its value from August to November. So the company came up with a bill that would have increased the profit margin for its Virginia utility from 9.35% to 10.77%. This number was calculated to improve Dominion’s standing on Wall Street but would cost consumers an extra $4 billion, according to the State Corporation Commission’s estimate. The company also expected to be able to defeat pro-consumer legislation that would return more authority over rates to the SCC.

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47 https://www.scc.virginia.gov/docketsearch/DOCS/7w5401!.PDF

48 https://www.virginiamercury.com/2023/12/12/dominion-regulator-recommends-rejection-of-utilitys-long-term-plan/

49 https://powerforthepeopleva.com/2023/05/15/law-what-law-pandering-to-the-governor-dominions-new-plan-ignores-virginias-climate-law/

The Institute for Energy Economics and Financial Analysis has this on the IRP:50

Dominion Energy’s latest long-term energy resource plan for Virginia is replete with questionable assumptions and highly uncertain projections for the 15 years (from 2024 through 2038) that the plan covers. Nothing illustrates this better than the utility’s incandescent estimates for energy demand growth from data centers in its service territory—an average increase of roughly 11% a year for 15 years. But there are many other shortcomings in the company’s 2023 integrated resource plan (IRP), which is now pending before the Virginia State Corporation Commission (SCC). Among these shortcomings:

●	An extremely high capacity price forecast for the PJM power market, which covers Dominion’s Virginia service area, that skews the analysis in favor of keeping the company’s old, polluting fossil fuel plants online;
●	Unlikely assumptions regarding future generation from both its old coal and newer gas assets;
●	Projections that hydrogen will be a viable, cost-effective replacement for gas, without any hard cost and supply data; and
●	A refusal to even examine additional energy efficiency measures, which have been shown repeatedly to be the least-cost supply option in many cases.

IEEFA believes state regulators would be well-advised to have the utility address and revise these shortcomings before endorsing the utility’s plan.

Utility Dive notes that the IRP includes up to 9 GW of new natural gas-fired capacity by 2048 and no planned retirements of carbon-emitting plants in the next 15 years.51

Virginia residents know that fossil fuel use poses a central danger, not just from the increase in climate change, but from air and water pollution. Fossil fuel use has immediate and current health impacts: from an article in the British Medical Journal it is found to be killing 5 million people a year just from the air pollution aspect, “Major reductions in air pollution emissions, notably through a phase-out of fossil fuels, could have large, positive health outcomes. Results show that the mortality burden attributable to air pollution from fossil fuel use is higher than most previous estimates.”52

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50 https://ieefa.org/resources/dominion-virginias-improbable-integrated-resource-plan

51 https://www.utilitydive.com/news/dominion-virginia-resource-plan-reliability-natural-gas-coal-renewables-youngkin/649377/

52 https://www.theguardian.com/environment/2023/nov/29/air-pollution-from-fossil-fuels-kills-5-million-people-a-year

Testimony on the IRP in front of the SCC was blistering from many respondents, including from Dr. William Shobe who is a UVA Professor of Public Policy and one of the principal designers of the Regional Greenhouse Gas Initiative (RGGI). Dr. Shobe identifies a number of errors, omissions, and questionable assumptions in the analyses supporting the 2023 Integrated Resource Plan (IRP or Plan) of Virginia Electric & Power Company (Dominion or the Company). His testimony addresses several reasons why the 2023 IRP is ultimately unhelpful as a planning document and, in fact, represents a substantial step backwards for the Company:53

The 2023 IRP appears content to use that growth as cover to abandon all pretext of reducing the costly emissions of its fossil plants; to misrepresent Virginia’s withdrawal from RGGI; to place arbitrary limits on the use of cost-effective, clean energy technology; and to disregard its legal mandate to account for the social costs of carbon in its decisionmaking. In short, this IRP represents a massive step backward for the Company.

In the same case, the clean energy industry group Advanced Energy United also found that Dominion’s demand projections were inflated.54 A Sierra Club filing in the case describes how Dominion put artificial constraints into its computer modeling (including limits on new solar) to ensure the plan came out fossil-friendly.55

When members of the public as well as respected energy analysts can all see that Dominion’s methodology for energy planning is flawed and tilted toward their own profit, that runs the risk of their reputation being harmed, to the detriment of share price and their financial stability.

Some of the cases Dominion is fighting at the SCC are sapping its resources as well as hurting its image with the public, customers and the renewable energy industry. As one example, consider SCC case PUR-2023-00097 mentioned above. Some of the items being required by Dominion are not required by any other utility.  One is ‘dark fiber’ run to larger arrays, 72 to 144 lines of optical fiber, which can add $1M+ to the cost of a solar install and thus make it financially infeasible.  The full cost of that fiber is borne by the solar installer, even though the solar would only use a few lines of that fiber.  In an odd coincidence, Dominion is now starting an internet broadband program, where they can use those excess optical fibers for broadband, and reap millions of dollars in profit.  Another issue with the parameters was the requirement that schools getting solar sign a Small Generator Interconnection Agreement (SGIA).   Achieving agreement on a solar PPA with a school system is already a complex process, often taking months or years, with schools typically reluctant to assume associated risks, costs, or responsibilities. After such agreements were reached, Dominion required schools to sign an SGIA directly with them, shifting much of the burden and responsibility back onto the school systems. Three large Virginia school systems that were on pace to have solar installed backed out because of the imposition of an SGIA.  The briefs by VA-DSA pointed out the myriad ways that Dominion’s new parameters were inappropriate.

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53 https://www.scc.virginia.gov/docketsearch/DOCS/7%25vt01!.PDF

54 https://www.scc.virginia.gov/docketsearch/DOCS/7tyx01!.PDF

55 https://www.scc.virginia.gov/docketsearch/DOCS/7ty_01!.PDF

The SCC hearing examiner produced a 23-page report showing that Dominion’s actions were contrary to Virginia law.  The SCC upheld that ruling and issued an injunction on August 30 2023 that suspended the imposition of the parameters.56  A host of stories resulted, in both local and national media.57  There were several ongoing SCC cases that were expected to define new rules: PUR-2022-00073, PUR-2023-00198, and PUR-2023-00066, as well as active SCC workgroups on this subject.  Dominion did not remove their parameters from their web site, and continued to ask installers and customers to conform to their parameters that had been ruled illegal.

Just two weeks after this ruling, Dominion filed in a rule-making case, PUR-2023-00069,58 asking the SCC for the ability to impose a slightly reduced set of their parameters.  These reduced parameters still included huge costs, delays and complexity that would make solar infeasible for Virginia installers.  This was a rule-making case, not set up for briefs to be filed.  A hearing examiner heard the case, and because of the case type, could decide on his own how to rule, without a vote of the full SCC.  That hearing examiner held oral arguments; briefs in support of the VA-DSA position were submitted by many renewable energy groups, who were also present at the hearing.  The end of the hearing was stunning to the participants when the SCC hearing examiner turned to the Dominion lawyer and asked “How would you like me to rule?...  No, really, what are your ‘druthers?”  The hearing examiner then ruled in Dominion’s favor in this case, allowing them to impose these reduced parameters on all installers in Virginia.  This case was not heard by any technical experts or the full SCC.

The VA-DSA is now working toward a full evidentiary hearing, which will allow technical experts to present evidence on what parameters are actually required and are standard utility practice, for safe and effective solar interconnection.  The full SCC would then rule after that hearing.

Obviously, cases like this lead to acrimonious feelings toward Dominion by members of public school boards that are denied solar after years of planning, solar installers who are hemorrhaging money, jobs and employees, cities that can no longer meet their clean energy goals, and solar financiers who have no feasible solar installs to develop.

Financial risks

Obviously, the foregoing strife and ridicule of Dominion plans leads to financial risks with the damage to Dominion’s reputation. However, there is an additional risk in that the dislike of Dominion and their plans could lead to opening up the energy market in Virginia to other suppliers, thus cutting into Dominion’s market share and profit. Virginia lawmakers have considered new measures that could reduce Dominion Energy’s grip on energy production in the state, including a bill to require the state to issue bids for offshore wind from other companies.59 And, at the federal level, the Securities and Exchange Commission has now ruled that companies will have to disclose key details about their role in driving climate change and the threat that warming poses to their operations.60

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56 https://www.scc.virginia.gov/docketsearch/DOCS/7%25bc01!.PDF

57 https://vasolaralliance.org/media-coverage/

58 https://www.scc.virginia.gov/DocketSearch#/caseDetails/143131

59 https://insideclimatenews.org/news/02022024/virginia-legislation-aims-to-inject-competition-into-offshore-wind-market/

60 https://www.washingtonpost.com/climate-environment/2024/03/06/sec-climate-disclosure-rule/

Analysts at a free market think tank state that Virginia lawmakers should open up the state’s utility-focused energy market to allow consumers more choice in renewable energy:

Currently, Virginians have “choice” in name only for procuring renewable energy. Residential consumers in the commonwealth can purchase electricity from renewable sources on the open market if their local utility doesn’t offer this option. While this seems straightforward, there’s a catch. This choice is available only if the utility doesn’t offer a 100 percent renewable option. In fact, it wasn’t until a renewable energy provider started offering alternatives that Dominion suddenly decided to market its own product — almost like Dominion was acting to preserve market control rather than provide a superior product. 61

Risk of involuntary re-organization (as non-profit)

In Maine, the reputation of two public utilities became so damaged that a public vote was held as to whether there would be a hostile takeover and both would be forced to become publicly-owned non-profits. This kind of action has been taken in over 2000 US towns and cities that are now served by not-for-profit electric companies.62 Winter Park in Florida was one that took this action and municipalized their local power in 2005.63 There has been growing debate about the proper structure for modern utility companies.64 If Dominion were forced to become a publicly-owned utility company, it would be much worse for the investors than conversion to a public benefit corporation.

Examples of other utilities/companies

Vermont Green Mountain Power65 is perhaps the strongest example of how successful a utility can be after transforming to a benefit corporation. In 2014, Green Mountain Power became registered as a Vermont benefit corporation and as a Certified B Corp, a certification of its commitment to sustainability, transparency, and accountability. Since then, its net income has risen, and the company has earned significant recognition for innovation and leadership in energy transformation.66, 67, 68

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61 https://cardinalnews.org/2024/02/05/give-virginians-a-choice-for-renewable-energy/

62 https://www.theguardian.com/us-news/2023/jun/18/maine-state-run-utility-power-companies

63 https://ilsr.org/winter-park-public-power-takeover-ler184/

64 https://www.utilitydive.com/news/iou-co-op-or-muni-experts-debate-the-creation-of-public-utilities/405511/

65 https://greenmountainpower.com/about/

66 https://www.wcax.com/2022/03/30/gmp-named-times-100-most-influential-companies-2022/

67 https://www.fastcompany.com/90724451/most-innovative-companies-north-america-2022

68 https://vermontbiz.com/news/2021/november/22/white-house-recognizes-two-vermont-utilities-helping-customers-get-through

According to a report from the Institutional Investors Group on Climate69, electric utilities and their business models face a growing number of liabilities due to not focusing on longer-term dynamics such as carbon asset risks. Despite these risks, most electric utilities are culturally and structurally reluctant to consider anything beyond shareholder returns, but they don’t have to be. Green Mountain Power shows that there’s a way to reconcile shareholder and the public interest. The Green Mountain Power (GMP) B Corp designation cements its commitment to sustainability, transparency and accountability. Since Green Mountain Power sealed its B Corp status in late 2014, its net income — a central metric used to gauge the utility’s financial success — has not wavered from its upward trajectory.  In 2022, GMP was named to TIME’s list of the 100 Most Influential Companies, and Fast Company named GMP one of the top five Most Innovative Companies in North America. In 2023 and 2021, the Smart Electric Power Alliance (SEPA) honored GMP as a nationwide leader in energy transformation.

If instead of taking this path, the negative press and conflict within Virginia regarding Dominion’s policies continue, the company could experience what has happened to the electric utility in Maine, where voters were given the choice to make the Maine utility a publicly owned non-profit.70,71 This effort, if it occurred, would obviously be extremely costly and risky for Dominion. And if becoming a publicly-owned utility actually came to pass, it would deprive Dominion shareholders of any profit. Becoming a benefit corporation avoids this danger and has many benefits.

Virginia law on benefit corporations

Virginia law was modified in 201172 to encourage corporations in Virginia to become benefit corporations.73 In the most recent legislative session, additional bills have been introduced with more specific benefits and encouragements for this, and are likely to be again.

Virginia Law Review has this:

A new business form known as a benefit corporation is now available in twenty-six states and the District of Columbia. The statutes creating the new corporate form require directors to balance shareholders’ pecuniary interests with the needs of the community, the environment, and non-shareholder constituents, such as employees and consumers. These statutes appear to reject the notion that corporations exist to maximize shareholder value. This Note, however, proposes an alternative interpretation: Rather than creating duties towards the community at large, benefit corporations give voice to a class of shareholders who would prefer (at least in part) to fund corporate social initiatives with the very resources that would have been used to increase shareholder value. By serving both as the shareholders’ investment vehicle and preferred philanthropic organization, benefit corporations empower shareholders with greater control over the ends, and to a limited extent the means, of corporate governance. The result is an entity that embraces shareholder primacy more than the traditional corporate form itself.74

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69 Expectations of Electric Utilities Companies Looking down the line at carbon asset risk, https://www.aefinfo.fr/assets/medias/documents/3/9/399130.pdf

70 https://www.theguardian.com/us-news/2023/jun/18/maine-state-run-utility-power-companies

71 https://www.motherjones.com/politics/2023/11/question-3-maine-ballot-nonprofit-electricity-utility/

72 https://www.lexology.com/library/detail.aspx?g=697a23fc-77c4-4a68-a416-f0a6c64b2a2f

73 https://law.lis.virginia.gov/vacodefull/title13.1/chapter9/article22/

74 https://virginialawreview.org/wp-content/uploads/2020/12/Hasler_Book.pdf

Conclusion

Please vote for this resolution, item #6, to help Dominion move in a direction that will be more beneficial for overall long term value.

Rebuttal to Dominion Opposition Statement

As demonstrated in the above sections, the proposer strongly disagrees that Dominion is reducing their environmental impact. Dominion is in fact violating the Virginia Clean Economy Act by proposing to operate fossil fuel plants past the agreed-on date for closure, and their current IRP projects huge increases in carbon emissions. Dominion’s statement that they continue to develop their renewable portfolio is highly mis-leading, since they have a half-dozen cases currently before the SCC that they are using to actively stifle solar development in Virginia. And although they tout their reductions in greenhouse gases, their current IRP shows they will double climate pollution between 2021 and 2048, despite the VCEA requirement to be carbon-free by 2045.75 Certainly Dominion’s criticism that this idea is “novel” is not exactly damning – if “novel” was never allowed, we would not have cars, computers, electric toothbrushes or moon landings. Dominion’s comment that the legal costs would be high is somewhat laughable, coming from a company that is spending more than $11M annually to keep politicians in line, not to mention the immense legal costs they are presently incurring at the SCC, fighting actions on many cases simultaneously. It is true that, if Dominion shareholders approve this resolution, under current Virginia law the actual conversion to a benefit corporation would require unanimous shareholder consent. However, there were bills in the Virginia legislature this session to ease the transition to a benefit corporation, that will very likely be introduced again, so it could be that by the time this resolution comes to a vote, Virginia law could facilitate this action. Moreover, if such bills do not pass, but a significant portion of Dominion shareholders indicated an interest in the benefit corporation form, Dominion could consider reincorporating in a jurisdiction that did not require unanimity for conversion or explore the feasibility of structures that replicated the effect of conversion, such as adopting a holding company structure or amending its articles of incorporation to modify its corporate purpose. And, if a large proportion of shareholders were to indicate in this vote that becoming a benefit corporation is a valuable idea, it could start that conversation. And that could help the Virginia legislature see the value in easing the path for corporations transitioning to benefit corporations.

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75 https://bluevirginia.us/2023/07/dominion-energys-climate-numbers-dont-add-up